QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 21.1

LIST OF SUBSIDIARIES
AS OF DECEMBER 31, 2010

NO.	NAME	JURISDICTION OF INCORPORATION
1	Beacon Power Securities Corporation	Massachusetts, USA
2	Tyngsboro Regulation Services LLC	Delaware, USA
3	Tyngsboro Holding LLC	Delaware, USA
4	Stephentown Regulation Services LLC	Delaware, USA
5	Stephentown Holding LLC	Delaware, USA

QuickLinks

  EXHIBIT 21.1